Exhibit 99.2

Kent Lake Partners LP Carr. 115 km 12.1 Ave. Albizu Campos #2490 Suite 28 Rincon, Puerto Rico 00677

___________, 2025

Re:	Quanterix Corporation

Dear Mr. _____:

Thank you for agreeing to serve as a nominee for election to the Board of Directors of Quanterix Corporation (the “Company”) in connection with the proxy solicitation that Kent Lake Partners LP and certain of its affiliates (collectively, “Kent Lake”) is considering undertaking to nominate and elect directors at the Company’s 2025 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Kent Lake Solicitation”). Your outstanding qualifications, we believe, will prove a valuable asset to the Company and all of its stockholders. This letter (this “Agreement”) will set forth the terms of our agreement.

The members of Kent Lake agree to jointly and severally indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising from the Kent Lake Solicitation and any related transactions, irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims arising from your gross negligence, willful misconduct, intentional and material violations of law, criminal actions or material breach of the terms of this Agreement; provided further, that upon your becoming a director of the Company, this indemnification shall not apply to any claims made against you in your capacity as a director of the Company. This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys’ fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Kent Lake Solicitation and any related transactions (each, a “Loss”).

In consideration of your agreement to be named and serve as a nominee of Kent Lake in connection with the Kent Lake Solicitation, Kent Lake hereby agrees to pay you $1,000 in cash per hour, which amount shall not exceed $10,000 in total, upon Kent Lake submitting a letter to the Company nominating you for election as a director of the Company (with such payment to be made as soon as reasonably practicable after you have been nominated).

In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give Kent Lake prompt written notice of such claim or Loss (provided that failure to promptly notify Kent Lake shall not relieve us from any liability which we may have on account of this Agreement, except to the extent we shall have been materially prejudiced by such failure). Upon receipt of such written notice, Kent Lake will provide you with counsel to represent you. Such counsel shall be reasonably acceptable to you. In addition, you will be reimbursed promptly for all Losses suffered by you and as incurred as provided herein. Kent Lake may not enter into any settlement of loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

You hereby agree to keep confidential and not disclose to any party, without the consent of Kent Lake, any confidential, proprietary or non-public information (collectively, “Information”) of Kent Lake, its affiliates or any members of any group formed by Kent Lake pursuant to Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (“Schedule 13D Group”) which you have heretofore obtained or may obtain in connection with your service as a nominee hereunder. Notwithstanding the foregoing, Information shall not include any information that is publicly disclosed by Kent Lake, its affiliates or any members of any Schedule 13D Group or any information that you can demonstrate is now, or hereafter becomes, through no act or failure to act on your part, otherwise generally known to the public.

Notwithstanding the foregoing, if you are required by applicable law, rule, regulation or legal process to disclose any Information you may do so provided that you first promptly notify Kent Lake so that Kent Lake or any member thereof may seek a protective order or other appropriate remedy or, in Kent Lake’s sole discretion, waive compliance with the terms of this Agreement. In the event that no such protective order or other remedy is obtained or Kent Lake does not waive compliance with the terms of this Agreement, you may consult with counsel at the cost of Kent Lake and you may furnish only that portion of the Information which you are advised by counsel is legally required to be so disclosed and you will request that the party(ies) receiving such Information maintain it as confidential.

All Information, all copies thereof, and any studies, notes, records, analysis, compilations or other documents prepared by you containing such Information, shall be and remain the property of Kent Lake and, upon the request of a representative of Kent Lake, all such Information shall be returned or, at Kent Lake’s option, destroyed by you, with such destruction confirmed by you to Kent Lake in writing.

This Agreement shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of laws thereof.

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If you agree to the foregoing terms, please sign below to indicate your acceptance.

Very truly yours,

Kent Lake Partners LP

By:	Kent Lake PR LLC, its General Partner

By:
Name:	Benjamin Natter
Title:	Managing Member

ACCEPTED AND AGREED:

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